UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

AMREP Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032159105
(CUSIP Number)

James H. Dahl 4314 Pablo Oaks Court Jacksonville, FL 32224 (904) 329-4470 With copy to: Ivan A. Colao, Esq. Holland & Knight LLP 50 North Laura Street, Suite 3900 Jacksonville, FL 32202 (904) 353-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
459,782
	8	SHARED VOTING POWER
60,000
	9	SOLE DISPOSITIVE POWER
459,782
	10	SHARED DISPOSITIVE POWER
60,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 7,323,370 Shares of Common Stock outstanding as of March 5, 2021 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2021.

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CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rainey E. Lancaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
60,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
60,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 7,323,370 Shares of Common Stock outstanding as of March 5, 2021 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2021, filed with the SEC on March 11, 2021.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.10 per share (“Shares”), of AMREP Corporation (the “Issuer”), having a principal executive office at 620 West Germantown Pike, Suite 175, Plymouth Meeting, Pennsylvania 19462.

Item 2.	Identity and Background.

(a)-(c) This Statement on Schedule 13D is being filed by: (i) James H. Dahl and (ii) Rainey E. Lancaster (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The name, address and present principal occupation of the Reporting Persons are as follows: (a) James H. Dahl, 4314 Pablo Oaks Court, Jacksonville, FL 32224, Founding Partner of Rock Creek Capital; and (b) Rainey E. Lancaster, 1 Apple Park Way, Cupertino, CA 95014-0642, Marketing Executive of Apple Inc.

The Reporting Persons have entered into a joint filing agreement, dated as of May 20, 2021, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons have been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations.

The Reporting Persons may be deemed to beneficially own 519,782 Shares, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Shares were approximately $5,216,916 in aggregate purchase price for 519,782 Shares, derived from: (i) in the case of James H. Dahl, personal funds of James H. Dahl and funds from the following trusts for which James H. Dahl serves as trustee: IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account and Dahl Family Foundation, Inc.; and (ii) in the case of Rainey E. Lancaster, personal funds of Rainey E. Lancaster.

Item 4.	Purpose of Transaction.

Each Reporting Person purchased the Shares based on such Reporting Person’s belief that the Shares, when purchased, were undervalued and did not adequately reflect the potential value of the Issuer’s underlying business and assets. Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, engaging or continuing to engage in communications with management and the Board of Directors and management of the Issuer, engaging in discussions, understandings or agreements with shareholders of the Issuer or other third parties about the Issuer and the investments of the Reporting Persons or the voting of Shares, purchasing additional Shares, selling some or all of their respective Shares, engaging in short selling of or any hedging or similar transaction with respect to Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.	Interest in Securities of the Issuer.

(a)                According to the most recently filed Quarterly Report on Form 10-Q of the Issuer for the quarter ended January 31, 2021, filed with the SEC on March 11, 2021, the Issuer had 7,323,370 Shares outstanding as of March 5, 2021. Each Reporting Person may be deemed to have the following beneficial ownership of Shares of the Issuer: (i) James H. Dahl may be deemed to beneficially own 519,782 Shares, in aggregate (or 7.1% of the total number of Shares outstanding); and (ii) Rainey E. Lancaster may be deemed to beneficially own 60,000 Shares (or 0.8% of the total number of Shares outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on May 20, 2021.

(b)                James H. Dahl has sole power to vote and dispose of 459,782 Shares, including: (i) 235,351 Shares held directly, (ii) 167,494 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, and (iii) 56,937 Shares held by Dahl Family Foundation, Inc. Neither James H. Dahl nor any member of his family have any pecuniary interest in Shares held by Dahl Family Foundation, Inc. The Reporting Persons have shared power to vote and dispose of 60,000 Shares held by Rainey E. Lancaster.

(c)                The Reporting Persons effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Reporting Persons during the sixty days prior to and including May 20, 2021 (date range: March 22, 2021 through May 20, 2021):

Date of Transaction	Number of Shares Purchased	Price Per Share
3/31/2021	46,514	$11.05
4/1/2021	12,792	$11.10
5/10/2021	46,300	$11.25
5/17/2021	50,000	$11.95
5/19/2021	30,000	$12.65
5/20/2021	30,000	$12.90

(d)                No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between the Reporting Persons and any person with respect to any Shares of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated May 20, 2021, by and between James H. Dahl and Rainey E. Lancaster

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021

/s/ James H. Dahl
JAMES H. DAHL

/s/ Rainey E. Lancaster
RAINEY E. LANCASTER